 Exhibit 99.1

LATAM projects an operation of 46% in July, the highest since the beginning of the pandemic

●	This estimate has been negatively impacted by ongoing border restrictions, particularly in Argentina and Chile.
●	The Chilean and Ecuadorian markets present the lowest projections of the countries in which the group operates.

Santiago (Chile), July 9, 2021 - LATAM's passenger operation for July 2021 is estimated to reach 46% (measured in available seat kilometers - ASK) compared to the same month in 2019, in a pre-pandemic context. This figure represents the largest operation projected since the beginning of the health crisis caused by SARS-CoV-2 and a significant increase from June’s operation of 36.9%. The challenge going forward, however, is the reactivation of markets like Chile and Ecuador, which register the lowest operational recovery of all of the countries in which the group operates.

LATAM estimates approximately 880 domestic and international flights daily during July, connecting 116 destinations in 16 countries. Meanwhile, the Cargo division has scheduled 1,030 cargo freighter flights during the period, 20% more than in the same month of 2019. All of these projections are subject to the evolution of the pandemic, as well as travel restrictions in the countries where LATAM operates.

During June 2021, passenger traffic (measured in revenue passenger-kilometers - RPK) was 32.1% compared to the same period of 2019, based on an operation measured in ASK (available seat-kilometers) of 36.9% compared to June 2019. Therefore, the load factor decreased 10.8 percentage points, reaching 72.2%.

With regard to the cargo operations, the load factor was 62.8%, which corresponds to an increase of 7.7 percentage points compared to June 2019.

LATAM Group Operation Estimate – July 2021

(Measured in ASK)

Brazil

•    48% projected operation (versus July 2019)

o       75% domestic and 20% international

•    Total July destinations: 44 domestic (equivalent to 418 daily flights on average) and 13 international.

o      Updates:

▪   Domestic: 10 new routes: Río/Santos Dumont-Recife, Río/Santos Dumont-Maceió, Río/Santos Dumont-Natal, São Paulo/Congonhas-Fortaleza, São Paulo/Congonhas-Maceió, São Paulo/Congonhas-Natal, São Paulo/Congonhas-Recife, Fortaleza-Belém, Fortaleza-Manaus, Fortaleza-Teresina.

▪   International: Restart routes São Paulo/Guarulhos-Paris and São Paulo/Guarulhos-Bogotá.

Chile

•    35% projected operation (versus July 2019)

o       68% domestic and 21% international

•    Total July destinations: 15 domestic (equivalent to 122 daily flights on average) and 14 international.

o      Updates: Restart route Santiago-New York (direct)

Colombia

•    76% projected operation (versus July 2019)

o       98% domestic and 50% international

•    Total July destinations: 15 domestic (equivalent to 136 daily flights on average) and 4 international.

o      Updates:

▪ Domestic: New route Medellín-Cúcuta.

▪ International: Restart route Bogotá-São Paulo/Guarulhos.

Ecuador	• 23% projected operation (versus July 2019) o 82% domestic and 7% international • Total July destinations: 7 domestic (equivalent to 22 daily flights on average) and 2 international.
Peru

•    45% projected operation (versus July 2019)

o       66% domestic and 38% international

•    Total July destinations: 19 domestic (equivalent to 126 daily flights on average) and 17 international.

o      Updates:

▪ Domestic: New route Arequipa-Cusco.

▪ International: Restart Lima-Madrid and Lima-Orlando operations.

Cargo	• 75% projected operation (versus July 2019) o 63% domestic belly and 50% international belly* o 126% dedicated cargo

*Belly: merchandise transported in the cargo hold (lower deck) of the aircraft.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

June 2021 Traffic Report

	June				June			Year to date				Year to date
	2021	2020	% Change		2019	% Change		2021	2020	% Change		2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	3,074	456	574.6%		9,568	-67.9%		16,330	29,894	-45.4%		61,003	-73.2%
DOMESTIC SSC (1)	928	72	1192.3%		1,619	-42.7%		4,637	5,742	-19.2%		10,616	-56.3%
DOMESTIC BRAZIL (2)	1,527	248	516.3%		2,362	-35.3%		8,156	9,096	-10.3%		14,987	-45.6%
INTERNATIONAL (3)	619	136	354.8%		5,587	-88.9%		3,537	15,056	-76.5%		35,401	-90.0%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	4,254	742	473.6%		11,524	-63.1%		24,412	37,655	-35.2%		72,824	-66.5%
DOMESTIC SSC (1)	1,274	121	949.1%		2,021	-37.0%		6,609	7,302	-9.5%		12,948	-49.0%
DOMESTIC BRAZIL (2)	1,898	371	411.3%		2,999	-36.7%		10,916	11,438	-4.6%		18,498	-41.0%
INTERNATIONAL (3)	1,083	249	334.7%		6,503	-83.4%		6,886	18,914	-63.6%		41,378	-83.4%

PASSENGER LOAD FACTOR
SYSTEM	72.2%	61.4%	10.8	pp	83.0%	-10.8	pp	66.9%	79.4%	-12.5	pp	83.8%	-16.9	pp
DOMESTIC SSC (1)	72.8%	59.1%	13.7	pp	80.1%	-7.3	pp	70.2%	78.6%	-8.5	pp	82.0%	-11.8	pp
DOMESTIC BRAZIL (2)	80.5%	66.7%	13.7	pp	78.8%	1.7	pp	74.7%	79.5%	-4.8	pp	81.0%	-6.3	pp
INTERNATIONAL (3)	57.2%	54.6%	2.5	pp	85.9%	-28.7	pp	51.4%	79.6%	-28.2	pp	85.6%	-34.2	pp

PASSENGERS BOARDED (thousand)
SYSTEM	2,661	273	873.5%		5,569	-52.2%		13,763	18,294	-24.8%		35,049	-60.7%
DOMESTIC SSC (1)	1,238	59	2009.6%		2,032	-39.1%		6,045	6,575	-8.1%		12,482	-51.6%
DOMESTIC BRAZIL (2)	1,287	194	563.8%		2,255	-42.9%		6,876	8,217	-16.3%		14,175	-51.5%
INTERNATIONAL (3)	136	21	556.3%		1,282	-89.4%		842	3,501	-75.9%		8,392	-90.0%
LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	218	248	-11.9%		278	-21.5%		1,477	1,549	-4.6%		1,748	-15.5%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	347	310	11.9%		504	-31.2%		2,215	2,506	-11.6%		3,125	-29.1%

CARGO LOAD FACTOR
SYSTEM	62.8%	79.9%	-17.0	pp	55.1%	7.7	pp	66.7%	61.8%	4.9	pp	55.9%	10.7	pp

About LATAM Airlines Group S.A.

LATAM is the leading group of airlines in Latin America, with a presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, and international operations both within Latin America and to/from Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM Airlines freighter subsidiaries. In addition to having access to the passenger cargo holds of LATAM Airlines Group, they have a fleet of 11 freighters, which will gradually increase to a total of 21 freighters by 2023.

They operate on the LATAM Group network, as well as international routes that are solely used for cargo. They offer modern infrastructure, a wide variety of services and protection measures to meet all customer needs.

For press inquiries write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

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